UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                             INTIER AUTOMOTIVE INC.

                                (Name of Issuer)

                        CLASS A SUBORDINATE VOTING SHARES

                         (Title of Class of Securities)

                                   46115N 10 4

                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)
|_| Rule 13d-1(c)
|X| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46115N 10 4

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     FRANK STRONACH
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Austria
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           57,850,893
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         57,850,893
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     57,850,893
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     88.6%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

CUSIP No. 46115N 10 4

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     STRONACH TRUST
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Ontario, Canada
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           57,225,893
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         57,225,893
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     57,225,893
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     88.5%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

CUSIP No. 46115N 10 4

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     445327 ONTARIO LIMITED
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Ontario, Canada
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           57,225,893
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         57,225,893
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     57,225,893
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     88.5%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

CUSIP No. 46115N 10 4

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     MAGNA INTERNATIONAL INC.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Ontario, Canada
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           57,225,893
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         57,225,893
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     57,225,893
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     88.5%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

This Statement on Schedule 13G/A amends (i) the Statement on Schedule 13G filed on February 14, 2002 by the Stronach Trust, 445327 Ontario Limited ("445327") and Magna International Inc. ("Magna") and (ii) the Statement on Schedule 13G filed on September 5, 2003 by Frank Stronach.

Item 1(a). Name of Issuer: Intier Automotive Inc. (the "Company").

Item 1(b). Address of Issuer's Principal Executive Offices: 521 Newpark
           Boulevard, Newmarket, Ontario, Canada L3Y 4X7.

Item 2(a). Name of Person Filing:

This Schedule 13G is being filed by each of the following persons:

            (a) Frank Stronach;

            (b) Stronach Trust;

            (c) 445327; and

            (d) Magna.

Item 2(b). Address of Principal Business Office:

            (a) The residence address of Frank Stronach is Badener Strasse 12, Oberwaltersdorf, Austria 2522.

            (b) The Principal Business Office of the Stronach Trust and 445327 is 14875 Bayview Avenue, R.R.#2, Aurora, Ontario, Canada L4G 3G8.

            (c) The Principal Business Office of Magna is 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1.

Item 2(c). Citizenship: Frank Stronach is a citizen of Austria, the Stronach Trust is a trust formed under the laws of Ontario, Canada and each of 445327 and Magna is a corporation incorporated and subsisting under the laws of Ontario, Canada.

Item 2(d). Title of Class of Securities: Class A Subordinate Voting Shares,
           without par value (the "Class A Shares").

Item 2(e). CUSIP Number: 46115N 10 4.

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (a)   |_|   Broker or dealer registered under section 15 of the Act (15
                  U.S.C. 78o).

      (b)   |_|   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c)   |_|   Insurance company as defined in section 3(a)(19) of the Act
                  (15 U.S.C. 78c).

      (d)   |_|   Investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C 80a-8).

      (e)   |_|   An investment adviser in accordance with
                  ss.240.13d-1(b)(1)(ii)(E);

      (f)   |_|   An employee benefit plan or endowment fund in accordance with
                  ss.240.13d-1(b) (1)(ii)(F);

      (g)   |_|   A parent holding company or control person in accordance with
                  ss. 240.13d- 1(b)(1)(ii)(G);

      (h)   |_|   A savings associations as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i)   |_|   A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3);

      (j)   |_|   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Frank Stronach

      (a) Amount beneficially owned: 57,850,893 Class A Subordinate Voting Shares of the Issuer, comprised of:

            (i)   82,637 Class A Shares;

            (ii) 42,751,938 Class B Shares of the Issuer, convertible into 42,751,938 Class A Shares;

            (iii) 1,046,650 Preferred Shares, Series 1 of the Issuer,
                  convertible into 6,936,050 Class A Shares;

            (iv) 1,125,000 Preferred Shares, Series 2 of the Issuer, convertible into 7,455,268 Class A Shares; and

            (v)   an option exercisable for the purchase of 625,000 Class A
                  Shares.

      The filing of this statement shall not be construed as an admission that Frank Stronach beneficially owns any Class A Shares that are or may be deemed to be beneficially owned by the Stronach Trust, 445327, Magna or any subsidiaries of Magna. Without limitation of the foregoing, Mr. Stronach disclaims beneficial ownership of such Class A Shares for purposes other than U.S. securities law purposes.

      (b) Percent of class: Assuming the beneficial ownership of all Class A Shares as to which beneficial ownership is disclaimed herein, the reporting person is the beneficial owner of 88.6% of the Class A Shares (determined in accordance with Rule 13d-3).

      (c) Number of shares as to which the Reporting Person has:

            (i) sole power to vote or to direct the vote: 57, 850,893 (assuming full conversion of the Class B Shares and preferred shares beneficially owned by the reporting person and full exercise of the exercisable option beneficially owned by the reporting person);

            (ii)  shared power to vote or to direct the vote: 0;

            (iii) sole power to dispose or to direct the disposition of: 57,
                  850,893 (assuming full conversion of the Class B Shares and preferred shares beneficially owned by the reporting person and full exercise of the exercisable option beneficially owned by the reporting person); and

            (iv)  shared power to dispose or to direct the disposition of: 0.

Stronach Trust

      (a) Amount beneficially owned: 57,225,893 Class A Subordinate Voting Shares of the Issuer, comprised of:

            (i)   82,637 Class A Shares;

            (ii) 42,751,938 Class B Shares of the Issuer, convertible into 42,751,938 Class A Shares;

            (iii) 1,046,650 Preferred Shares, Series 1 of the Issuer,
                  convertible into 6,936,050 Class A Shares; and

            (iv) 1,125,000 Preferred Shares, Series 2 of the Issuer, convertible into 7,455,268 Class A Shares.

      (b) The reporting person is the beneficial owner of 88.5% of the Class A Shares (determined in accordance with Rule 13d-3).

      (c) Number of shares as to which the Reporting Person has:

            (i) sole power to vote or to direct the vote: 57, 225,893 (assuming full conversion of the Class B Shares and preferred shares beneficially owned by the reporting person);

            (ii)  shared power to vote or to direct the vote: 0;

            (iii) sole power to dispose or to direct the disposition of: 57,
                  225,893 (assuming full conversion of the Class B Shares and preferred shares beneficially owned by the reporting person); and

            (iv)  shared power to dispose or to direct the disposition of: 0.

445327

      (a) Amount beneficially owned: 57, 225,893 Class A Subordinate Voting Shares of the Issuer, comprised of:

            (i)   82,637 Class A Shares;

            (ii) 42,751,938 Class B Shares of the Issuer, convertible into 42,751,938 Class A Shares;

            (iii) 1,046,650 Preferred Shares, Series 1 of the Issuer,
                  convertible into 6,936,050 Class A Shares; and

            (iv) 1,125,000 Preferred Shares, Series 2 of the Issuer, convertible into 7,455,268 Class A Shares.

      (b) The reporting person is the beneficial owner of 88.5% of the Class A Shares (determined in accordance with Rule 13d-3).

      (c) Number of shares as to which the Reporting Person has:

            (i) sole power to vote or to direct the vote: 57, 225,893 (assuming full conversion of the Class B Shares and preferred shares beneficially owned by the reporting person);

            (ii)  shared power to vote or to direct the vote: 0;

            (iii) sole power to dispose or to direct the disposition of: 57,
                  225,893 (assuming full conversion of the Class B Shares and preferred shares beneficially owned by the reporting person); and

            (iv)  shared power to dispose or to direct the disposition of: 0.

Magna

      (a) Amount beneficially owned: 57, 225,893 Class A Subordinate Voting Shares of the Issuer, comprised of:

            (i)   82,637 Class A Shares;

            (ii) 42,751,938 Class B Shares of the Issuer, convertible into 42,751,938 Class A Shares;

            (iii) 1,046,650 Preferred Shares, Series 1 of the Issuer,
                  convertible into 6,936,050 Class A Shares; and

            (iv) 1,125,000 Preferred Shares, Series 2 of the Issuer, convertible into 7,455,268 Class A Shares.

      (b) The reporting person is the beneficial owner of 88.5% of the Class A Shares (determined in accordance with Rule 13d-3).

      (c) Number of shares as to which the Reporting Person has:

            (i) sole power to vote or to direct the vote: 57, 225,893 (assuming full conversion of the Class B Shares and preferred shares beneficially owned by the reporting person);

            (ii)  shared power to vote or to direct the vote: 0;

            (iii) sole power to dispose or to direct the disposition of: 57,
                  225,893 (assuming full conversion of the Class B Shares and preferred shares beneficially owned by the reporting person); and

            (iv)  shared power to dispose or to direct the disposition of: 0.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2005

                                        /s/ Frank Stronach
                                        ----------------------------------------
                                        Frank Stronach


                                        THE STRONACH TRUST

                                        By: /s/ Frank Stronach
                                            ------------------------------------
                                            Name: Frank Stronach
                                            Title: Trustee


                                        445327 ONTARIO LIMITED

                                        By: /s/ Frank Stronach
                                            ------------------------------------
                                            Name: Frank Stronach
                                            Title: President


                                        MAGNA INTERNATIONAL INC.

                                        By: /s/ J. Brian Colburn
                                            ------------------------------------
                                            Name: J. Brian Colburn
                                            Title: Executive Vice-President
                                                   and Secretary

                                                                       Exhibit A

                             JOINT FILING AGREEMENT

      The undersigned hereby agree jointly to prepare and file with regulatory authorities a Statement on Schedule 13G/A reporting each of the undersigned's ownership of shares of Intier Automotive Inc.'s Class A Subordinate Voting Shares and hereby affirm that such Statement on Schedule 13G/A is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 14, 2005

                                        /s/ Frank Stronach
                                        ----------------------------------------
                                        Frank Stronach


                                        THE STRONACH TRUST

                                        By: /s/ Frank Stronach
                                            ------------------------------------
                                            Name: Frank Stronach
                                            Title: Trustee


                                        445327 ONTARIO LIMITED

                                        By: /s/ Frank Stronach
                                            ------------------------------------
                                            Name: Frank Stronach
                                            Title: President


                                        MAGNA INTERNATIONAL INC.

                                        By: /s/ J. Brian Colburn
                                            ------------------------------------
                                            Name: J. Brian Colburn
                                            Title: Executive Vice-President
                                                   and Secretary